SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                Commission File Number 000-15205

                           NOTIFICATION OF LATE FILING

(Check One):  |_| Form 10-K   |_|   Form 11-K   |_|   Form 20-F   |X|  Form 10-Q

                  Form N-SAR

                      For the Quarter Ended: June 30, 2001

|_|  Transition Report on Form 10-K        |_|   Transition Report on Form 10-Q
|_|  Transition Report on Form 20-F        |_|   Transition Report on Form N-SAR
|_|  Transition Report on Form 11-K

        For the Transition Period Ended: _______________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:    Elcotel, Inc.
                        --------------------

Former name if applicable:       N/A
                          ------------------

Address of principal executive office (Street and number):  6428 Parkland Drive
                                                          ----------------------

City, state and zip code: Sarasota, Florida  34243
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                                     PART II
                             RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b)   The subject annual report,  semi-annual report, transition report on
            Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

      The Form 10-Q for the quarterly period ended June 30, 2001 could not be filed within the prescribed time period without unreasonable effort or expense as a result of a delay, resulting from recent staff turnover, by the Registrant's accounting staff in completing various financial information required in connection with the unaudited financial statements required to be included in the Form 10-Q. The Form 10-Q is currently being prepared and will be filed no later than August 20, 2001.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

    William H. Thompson                        (941)            758-0389
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          (Name)                            (Area Code)     (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             |X| Yes   |_| No


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      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                                             |X| Yes   |_| No

      The Registrant's Statement of Operations for the three months ended June 30, 2001 will reflect a 29% decline in revenues and net sales, from approximately $9,271,000 for the three months ended June 30, 2000 to $6,582,000 for the three months ended June 30, 2001. However, the Registrant will report a net loss for the three months ended June 30, 2001 of approximately $511,000, or ($.04) per diluted share, as compared to $2,134,000, or ($.16) per diluted share, for the three months ended June 30, 2000 as a result of: (i) a 50% reduction in selling, general and administrative expenses and engineering, research and development expenses, which declined in the aggregate by approximately $1,646,000; (ii) a decline in amortization of goodwill and intangible assets of approximately $448,000 related to impairment losses recognized during the year ended March 31, 2001; and (iii) a decrease in interest expense of approximately $440,000 related to the cessation of interest accruals on bank indebtedness during the Registrant's Chapter 11 Proceedings, which were partially offset by estimated reorganization costs of approximately $617,000 during the three months ended June 30, 2001 and a decrease in gross profit of approximately $294,000 as a result of the decline in revenues and net sales.

                                  Elcotel, Inc.

      has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 13, 2001

By:________________________________________________________
   William H. Thompson, Senior Vice President and Secretary


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